SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K/A

The present Amendment is being filed because there was an inaccuracy in the “Temporary conversion difference” line stated in the Form 6K filed by the Company on February 10, 2009, which reported the results of the Company for the six-month period ended on December 31, 2008 and December 31, 2007.

By letter dated February 9, 2009, the Company filed the report for the six-month period ended on December 31, 2008 and December 31, 2007, as requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such six-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

December 31, 2008 and 2007

1. Period Results

(six-month period ended on December 31, 2008 and 2007)

	In thousands of Ps.
	12/31/08	12/31/07
Ordinary	(99,015)	5,784
Extraordinary	—	—
Period Loss (Profit)	(99,015)	5,784

2. Net Worth Composition

Subscribed Capital	578,676	578,676
Treasury Shares	—	—
Capital integral adjustment	274,387	274,387
Treasury Shares capital adjustment	—	—
Premium on Shares	793,123	793,123
Legal Reserve	32,374	29,631
Reserve for new projects	193,486	193,486
Retained Earnings	(46,883)	5,784
Temporary conversion difference	9,361	—
Total Net Worth	1,834,524	1,875,087

In accordance with Article o), Section 63 of the above referred rules, the Company informed that as of December 31, 2007, the authorized capital of the Company is Ps.578,676,460. Its share composition is divided into 578,676,460 of registered common shares face value Ps. 1 each, and with one vote each, which are not held by controlling shareholders or groups.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A. with 312,529,443, shares, which represent 54.0% of the issued and outstanding capital.

As of December 31, 2008, without taking into account Cresud’s holding, the amount of 266,147,017 common stock of face value Ps. 1 each and 1 vote each are held by the rest of the shareholders. Such amount of shares represents 46.0% of the issued authorized outstanding capital.

As of December 31, 2008, there are no outstanding warrants or Convertible Notes to acquire the Company’s shares.

Below is an outline of the highlights of this period:

•

IRSA’s results for the first six months reflect mainly the impact of the financial market’s volatility on the consumer finance business, on the financial results derived from fluctuations in the exchange rate applied for valuing our stock of debt and on the results from our related company Banco Hipotecario S.A. caused by the lower valuation of its financial asset portfolio. The real estate operating segments remained healthy during the first six months of the fiscal year, showing good cash generation levels.

•

Our revenues rose by 9.0% for the first six months of this fiscal year compared to the same period of the previous year. Excluding the effect of the consumer finance segment, revenues from our real estate segments increased 17.1%.

•

The share of the various segments in net revenues was as follows: sales and developments increased 1.1% to Ps.63.7 million, offices and other rental properties increased 55.7% to Ps.69.8 million, shopping centers increased 13.2% to Ps.195.3 million, hotels increased 15.8% to Ps.88.0 million, consumer finance decreased 11.7% to Ps.123.6 million, and financial operations and others recorded revenues of Ps.1.1 million.

•

Operating income decreased by 65.5% to Ps.48.9 million, mainly due to the losses recorded in the consumer finance segment. Excluding the effect of the consumer finance segment, the operating income from the real estate segments increased 24.7% on average, to Ps.159.6 million.

•

Occupancy at our shopping centers has remained at high levels (98.4%). We expect to conclude the development of the PAMSA Project soon and to start up operations in the shopping center -that has been given the name Dot Baires- in the last quarter of this fiscal year. This project has aroused a high degree of acceptance among tenants, and we believe it will add substantial value to our portfolio.

•

The office segment continued to show good levels of income and cash flow generation. We are making progress in the marketing of the leaseable area in Edificio República, whose occupancy rate is almost two thirds of its area. We have completed the construction of 11,000 square meters of gross leaseable area in Dique IV in Puerto Madero, and we are holding negotiations with prospects for their imminent lease. As part of our portfolio management strategy, we have also sold certain lease office properties that we consider non-strategic.

•

Sales and Developments: IRSA-Cyrela is making progress in the construction of the Horizons project in Vicente López, that was successfully sold in 2008. IRSA has put for sale the units received under the barter agreement relating to the “Caballito Nuevo” project. We are evaluating the execution times of various future projects through IRSA-Cyrela.

•

In the second quarter of the fiscal year we provided financial assistance to our subsidiary Tarshop S.A. for Ps.105 million, under an approved plan of up to Ps.120 million, in addition to the Ps. 60 million capitalized in September 2008. The loan proceeds have been recorded as irrevocable capital contributions on account of future capital increases. This aid will provide Tarshop S.A. with a broader capital base to gear with the current market conditions, and is being accompanied by actions aimed at improving its operations and business performance.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 11, 2009